ExlService Holdings, Inc.

280 Park Avenue, 38th Floor

New York, New York 10017

November 3, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention:   William H. Thompson, Accounting Branch Chief

                     Ta Tanisha Meadows, Staff Accountant

RE:	ExlService Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 26, 2016

File No. 1-33089

Dear Mr. Thompson and Ms. Meadows:

ExlService Holdings, Inc. (the “Company”) is sending this letter to confirm the extension of time to respond to the comment letter dated November 1, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission’s Division of Corporation Finance relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.  As per my discussion with Ms. Meadows on November 3, 2016, this letter confirms that the agreed deadline for the Company to file its written response to the Staff’s comment letter is December 2, 2016.  Please contact me at (212) 277-7103 with any questions or concerns.

Sincerely,

/s/ Nancy Saltzman

Nancy Saltzman

Executive Vice President, General Counsel,

Chief Compliance Officer & Corporate Secretary

cc:	Vishal Chhibbar, ExlService Holdings, Inc.

Stephen Older, McGuireWoods LLP